Provident Energy Announces Filing of Annual Financial Statements, MD&A and National Instrument 51-101 Reserves Disclosure

      NEWS RELEASE NUMBER 11-05

March 29, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced the filing of its Annual Financial Statements, MD&A and information regarding its reserves as required under National Instrument 51-101 for the year ended December 31, 2004 on the System for Electronic Document Analysis and Retrieval ("SEDAR"). Copies of these documents can be found on the SEDAR website at www.sedar.com.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:
Jennifer Pierce
Vice President,
Strategy, Performance Management,
Investor Relations and Communications
Phone: (403) 231-6736
Email: info@providentenergy.com

OR

Patricia Lew
Investor Relations and Communication Analyst
Phone: (403) 231-2506
Email: info@providentenergy.com
Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com